Exhibit (a) (7)

                                                                 October 2, 2003

FOR IMMEDIATE RELEASE
Contact:  Laura Ulbrandt (212) 460-1900


         LEUCADIA NATIONAL CORPORATION EXTENDS EXCHANGE OFFER PERIOD FOR
                  SHARES OF WILTEL COMMUNICATIONS GROUP, INC.

Leucadia National Corporation (LUK - NYSE and PCX) announced today that it has extended the expiration date for its exchange offer for the outstanding shares of common stock of WilTel Communications Group, Inc. (WTEL - Nasdaq). The new expiration date is Thursday, October 16, 2003 at 12:00 p.m., New York City time. As of the previous expiration date of 12:00 p.m., New York City time, on October 2, 2003, 20,008,467 shares of WilTel common stock had been tendered, representing approximately 76% of the outstanding WilTel common stock not already owned by Leucadia. Subject to applicable law and the terms of the Leucadia-WilTel merger agreement, Leucadia may extend the period of the exchange offer to a later date.

Leucadia also announced that it has been notified that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act has been granted with respect to Leucadia's acquisition of WilTel. Leucadia is awaiting applicable FCC and State regulatory approvals and believes that such approvals will be forthcoming.

Leucadia is offering 0.4242 of a Leucadia common share and one contingent sale right for each share of WilTel common stock tendered, on the terms and subject to the conditions described in the offer documents. Copies of the offer documents may be obtained at no charge from the website maintained by the Securities and Exchange Commission ("SEC") at www.sec.gov. WilTel stockholders can call Innisfree M&A Incorporated, the information agent for the offer, toll free at (888) 750-5834 (banks and brokers may call collect at 212-750-5833) with questions relating to the offer. A registration statement relating to the Leucadia common shares being offered has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Leucadia common shares in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The offer may only be made pursuant to the Offer to Exchange/Prospectus and the accompanying Letter of Transmittal.